U.S. SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549

                   INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                          FORM 3

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.     Name and Address of Reporting Person*

       Stockton, LLC
       712 Fifth Avenue
       New York, New York 10019

2.     Date of Event Requiring Statement (Month/Day/Year)

       09/30/02

3.     IRS Identification Number of Reporting Person, if an Entity  (Voluntary)


4.     Issuer Name and Ticker or Trading Symbol

       Kitty Hawk, Inc. (not yet disclosed)

5.     Relationship of Reporting Person to Issuer (Check all applicable)

       [ ] Director
       [ ] Officer (give title below)
       [x] 10% Owner
       [ ] Other (specify below)

6.     If Amendment, Date of Original (Month/Day/Year)


7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by One Reporting Person
       [ ] Form filed by More than One Reporting Person



     * If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).

     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.

                       (Print or Type Responses)

           Table I - Non-Derivative Securities Beneficially Owned


1.     Title of Security (Instr. 4)

             Common Stock

2.     Amount of Securities Beneficially Owned (Instr. 4)

     6,126,221 (estimated based on the Issuer's bankruptcy reorganization plan)

3.     Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

             D

4.     Nature of Indirect Beneficial Ownership (Instr. 4)

             Not applicable.


     Table II - Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 4)

             Equity Swap (obligation to sell)

2.     Date Exercisable and Expiration Date (Month/Day/Year)

             Date Exercisable:

                 September 27, 2002

             Expiration Date:

                 September 27, 2005

3.     Title and Amount of Securities Underlying Derivative Security (Instr. 4)

             Title:

                 Common Stock

             Amount or Number of Shares:

                 *

4.     Conversion or Exercise Price of Derivative Security

             *

5.  Ownership  Form of  Derivative  Security:  Direct (D) or  Indirect  (I)
        (Instr. 5)

             D

6.     Nature of Indirect Beneficial Ownership (Instr. 5)

             Not applicable.

Explanation of Responses:

     *On September 27, 2002, Stockton, LLC entered into an equity swap with respect to $51,430,000 face amount of the Issuer's 9.95% bonds due November 15, 2004 and any securities, cash or other assets issued in exchange therefor or as a distribution with respect thereto. Pursuant to the Issuer's bankruptcy reorganization plan, such bonds will be converted into a combination of cash, interests in certain aircraft collateral and approximately 6,126,221 shares of the Issuer's common stock.

     **Intentional   misstatement  or  omissions  of  facts  constitute  Federal
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

             STOCKTON, LLC

             By: /s/ Elliot Greenberg          October 10, 2002
                     Elliot Greenberg                Date
                     Vice President

             **Signature of Reporting Person
                                                             (Page 3 of 3)